September 11, 2024	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Palmer Square Funds Trust Registration Statement on Form N-1A File Nos. 333-277718 and 811-23946

Dear Ms. Smiley:

On behalf of Palmer Square Funds Trust (the “Registrant”), we are responding to the staff’s comments provided telephonically on September 11, 2024, regarding the Registrant’s Pre-Effective Amendment 3 on Form N-1A filed on September 11, 2024 (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Registrant’s Form 497 filing including the comments below. The Registrant confirms it will not sell shares prior to making its Form 497 filing. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the prospectus and Statement of Additional Information included in Pre-effective Amendment No. 3.

1.	Comment: With respect to the disclosure on the exclusive jurisdiction for claims under the federal securities laws in the SAI, please add disclosure that the reason such a provision may be unenforceable is that both the Securities Act of 1933 and the Investment Company Act of 1940 permit claims under the federal securities laws to be brought in both federal and state court.

Response: Registrant has made the requested change.

2.	Comment: With respect to the disclosure on the exclusive jurisdiction for claims under the federal securities laws in the SAI, please add disclosure that such a provision may require a shareholder to bring a claim in an inconvenient or less favorable forum similar to the disclosure used in describing claims required to be brought in Delaware.

Response: Registrant has made the requested change.

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September 11, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Joseph Mannon at 312-609-7883.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder